REtokens USA Inc.
(the “Company”)
a Wyoming Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: REtokens USA Inc. Management

We have reviewed the accompanying financial statements of REtokens USA Inc. (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in shareholders' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC
Tamarac, FL
December 11, 2025

RETOKENS USA INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	402,854	478,403
Restricted Cash		300,000	300,000
Accounts Receivable		10,000	-
Other Current Assets		25,032	3,333
Total Current Assets		737,886	781,736
TOTAL ASSETS	$	737,886	781,736
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	18,462	1,438
Other Current Liabilities		4,167	-
Total Current Liabilities	$	22,629	1,438
Non-Current Liability:			
Loans Payable	$	375,000	-
Total Non-Current Liability	$	375,000	-
TOTAL LIABILITIES		397,629	1,438
EQUITY			
Common Stock	$	1,105	1,104
Preferred Stock		194	142
Additional Paid-in Capital		1,463,700	1,078,754
Accumulated Deficit		(1,124,742)	(299,702)
TOTAL EQUITY	$	340,257	780,298
TOTAL LIABILITIES AND EQUITY	$	737,886	781,736

See Accompanying Notes to these Unaudited Financial Statements

RETOKENS USA INC.
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Service Revenue	$	45,001	-
Cost of Sales		72,761	269
Gross Profit	$	(27,760)	(269)
Operating Expenses			
Advertising and Marketing	$	49,986	35,587
Payroll		280,337	-
Research and Development		102,985	25,000
Startup & Organizational costs		-	141,869
General and Administrative		362,069	97,219
Total Operating Expenses		**795,377**	**299,675**
Total Loss from Operations	$	**(823,137)**	**(299,944)**
Other Income (Expense)			
Other Income		3,976	242
Interest Expense	$	(5,879)	-
Total Other Income (Expense)		**(1,903)**	**242**
Net Loss	**$**	**(825,040)**	**(299,702)**

See Accompanying Notes to these Unaudited Financial Statements

RETOKENS USA INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Preferred Stock				Total
	# of Shares	$ Amount	# of Shares	$ Amount	Additional Paid-in Capital	Accumulated Deficit	Shareholders' Equity
Beginning balance at 6/19/23	-	-	-	-	-	-	-
Issuance of Common Stock	11,040,000	1,104	1,420,502	142	-	-	1,246
Issuance of Preferred Stock	-	-	-	-	-	-	-
Additional Paid-in Capital	-	-	-	-	1,078,754	-	1,078,754
Net Loss	-	-	-	-	-	(299,702)	(299,702)
Ending balance at 12/31/23	11,040,000	1,104	1,420,502	142	1,078,754	(299,702)	780,298
Issuance of Common Stock	10,000	1	-	-	-	-	1
Issuance of Preferred Stock	-	-	528,335	52	-	-	52
Additional Paid-in Capital	-	-	-	-	384,946	-	384,946
Net Loss	-	-	-	-	-	(825,040)	(825,040)
Ending balance at 12/31/24	11,050,000	1,105	1,948,837	194	1,463,700	(1,124,742)	340,257

See Accompanying Notes to these Unaudited Financial Statements

RETOKENS USA INC.
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2024**	**2023**
OPERATING ACTIVITIES			
Net Loss	$	(825,040)	(299,702)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Decrease (Increase) in:			
Accounts Receivable		(10,000)	-
Other Current Assets		(21,699)	(3,333)
Increase (Decrease) in:			
Accounts Payable		17,024	1,438
Other Current Liabilities		4,167	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(10,508)	(1,895)
Net Cash provided by (used in) Operating Activities	$	(835,548)	(301,597)
INVESTING ACTIVITIES			
Net Cash provided by (used in) Investing Activities	$	-	-
FINANCING ACTIVITIES			
Proceeds from Loans	$	375,000	-
Proceeds from Issuance of Stocks		384,999	1,080,000
Net Cash provided by Financing Activities	$	759,999	1,080,000
Unrestricted and Restricted Cash at the beginning of period		778,403	-
Net Cash increase (decrease) for period	$	(75,549)	778,403
Unrestricted and Restricted Cash at the end of period	$	702,854	778,403

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	5,879	-
Income taxes	-	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

REtokens USA Inc. (the "Company") was incorporated on June 19, 2023, in Wyoming and operates primarily from its headquarters in Washington State. The Company develops and operates a technology platform enabling the tokenization, issuance, and secondary trading of private real-estate investments, providing issuers and investors with digital asset securities infrastructure, including tokenization services, programmed compliance, automated settlement, and marketplace trading capabilities.

The Company serves as the parent holding company, owning 100% of REtokens Financial Group LLC, REtokens Solutions LLC, and REtokens Innovations LLC, and indirectly REtokens Capital LLC (owned by REtokens Financial Group LLC). REtokens Capital LLC, a FINRA-member broker-dealer, is expected to provide success-based placement fees and issuer service fees for primary offerings. REtokens Solutions LLC is intended to support platform engineering and technology operations, while REtokens Innovations LLC is intended to manage intellectual property, proprietary code, and long-term technology development. The Company serves both U.S. and international issuers and investors.

The Company plans a Regulation Crowdfunding ("Reg CF") offering in 2025–2026 to support platform expansion, continued technology development, and growth of issuer onboarding and marketplace operations.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Credit Policies and Concentrations

The Company's standard credit terms are 30 days. Credit risk is assessed on a customer-by-customer basis, considering historical payment performance, current financial condition, industry trends, and, when available, external credit ratings. Management continuously monitors the creditworthiness of major customers to mitigate potential credit losses.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to raise additional capital through equity offerings, grow revenues from its primary and secondary marketplace activities, manage operating expenses and headcount to extend the cash runway, and build issuer and investor pipelines to accelerate marketplace activity and cash inflows. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The Company is the parent of a group of wholly owned subsidiaries, including REtokens Financial Group LLC, REtokens Capital LLC, REtokens Solutions LLC, and REtokens Innovations LLC. REtokens Capital LLC is owned indirectly through REtokens Financial Group LLC. All significant intercompany balances and transactions, if any, are eliminated in consolidation.

During 2023–2024, the subsidiaries had no material operations or intercompany activity; accordingly, their inclusion in the consolidated financial statements did not have a material impact.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents; however, the Company did not have any cash equivalents as of December 31, 2024 or December 31, 2023. The Company had total cash of $402,854 and $478,403 as of December 31, 2024 and December 31, 2023, respectively.

Restricted Cash

Restricted cash represents cash that is legally or contractually restricted from being used for general business operations and is not available for immediate use. As of December 31, 2024 and December 31, 2023, the Company had total restricted cash of $300,000, maintained by the Company's broker-dealer subsidiary to satisfy regulatory capital requirements.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company typically extends credit to third-party customers on 30-day terms. As of December 31, 2024, and December 31, 2023, a single customer accounted for more than 10% of outstanding receivables.

The Company's accounts receivable as of December 31 is shown below:

Description	**2024**	**2023**
Trade Accounts Receivable	10,000	-
Less: Allowance for Doubtful Accounts	-	-
Totals	**10,000**	**-**

The December 31, 2024 accounts receivable was 100% concentrated to a single customer, Multiple-Family Freedom Fund 2 LLC.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. The Company did not record an allowance because all receivables are considered fully collectible.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

For the year ended December 31, 2024, the Company generated revenues from onboarding/issuer fees, consulting/technology fees, and related services. Payments are generally collected at or near the time services are provided or billed monthly with standard payment terms of 30 days, resulting in limited receivables arising from normal billing cycles.

The Company's primary performance obligation is to provide the contracted services to its customers. Revenue is recognized when the Company satisfies its performance obligations: for onboarding and platform/service fees, revenue is recognized over the related service period.

In future periods, the Company expects additional revenue categories, including broker-dealer success and placement fees for primary offerings and transaction fees from secondary-market trades. For these revenues, the primary performance obligation will be the execution of the related services or trades, with revenue recognized when investor subscriptions close and funds are released for primary offerings, and on the trade date for secondary-market transactions. Payments are expected to be collected at or shortly after closing for primary offerings and contemporaneously with trade execution for secondary-market transactions.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of costs incurred in the ordinary course of business that are not directly attributable to revenue-generating activities and include memberships and subscriptions, accounting and consulting fees, legal fees, software and applications, and other operational expenses and are expensed as costs are incurred.

Research and Development

Research and development expenses consist of software research and development expenses and are expensed as costs are incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities

As of December 31, 2024 and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

	2024	**2023**
Net Operating Loss Carryforwards	29,089	(5,250)
Accrued Expenses	-	-
Depreciation (difference in methods/timing)	(6,727)	(1,256)
Other Temporary Differences	(36,907)	5,250
Gross Deferred Tax Asset	**(14,544)**	**(1,256)**
Less: Valuation Allowance	14,544	1,256
Net Deferred Tax Asset (Liability)	**-**	**-**

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards

As of December 31, 2024 and December 31, 2023, the Company had federal net operating loss carryforwards of $138,521 and $0, respectively. Federal NOLs arising in tax years beginning after December 31, 2017 generally do not expire but are limited to offsetting no more than 80% of taxable income in a given year, in accordance with current federal tax law. The Company operates in Wyoming, which does not impose a traditional state corporate income tax; accordingly, no state income tax net operating loss carryforwards have been recognized. Utilization of the federal NOLs may be subject to annual limitations under Internal Revenue Code Section 382 in the event of an ownership change.

Components of Income Tax Expense (Benefit)

The table below summarizes the Company's current and deferred income tax expense (benefit) for the years ended December 31, 2024 and December 31, 2023:

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	(14,544)	(1,256)
Valuation Allowance	14,544	1,256
Net Deferred Tax Asset (Liability)	**-**	**-**

Income Taxes Paid

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	**% of Pretax Income (Loss)**	**Amount ($)**	**% of Pretax Income (Loss)**
Income tax benefit at U.S. Statutory Rate (21%)	(173,258)	21%	(57,687)	21%
State taxes, net of federal benefit	-	0%	-	0%
Permanent differences	497	0%	116,891	-43%
Other	-	0%	-	0%
Total Income Tax Expense (benefit)	**(172,761)**	**21%**	**59,204**	**-22%**

Explanation of Significant Reconciling Items:

The Company's income tax benefit at the federal statutory rate is largely offset by permanent differences, while state taxes are not applicable. Management determined that, due to continuing losses and the absence of objectively verifiable positive evidence, the deferred tax assets are fully offset by a valuation allowance and are not currently realizable.

Unrecognized Tax Benefits:

Income tax returns for the years ended December 31, 2024 and December 31, 2023 remain open to examination by the U.S. federal taxing authority, and applicable state jurisdictions, subject to the statute of limitations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's majority shareholder, Tyler Vinson, serves as Chief Executive Officer of the Company and as Head of Business Development of its broker-dealer subsidiary, REtokens Capital LLC. Mr. Vinson received total compensation of approximately $88,000 in connection with these roles for the year ended December 31, 2024. No compensation was paid to Mr. Vinson for the year ended December 31, 2023.

David M. Kirschbaum, also a majority shareholder and the Company's Chief Operating Officer, received compensation of $84,000 for the year ended December 31, 2024, and no compensation for the year ended December 31, 2023.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company entered into a promissory note with Mountain Properties LLC on October 31, 2024, for a principal amount of $300,000. The note bears interest at 10% per annum, with interest-only payments of $2,500, and the principal is due in a lump sum at maturity on November 1, 2026.

The Company also entered into a promissory note with Mountain Properties LLC on December 1, 2024, for a principal amount of $75,000. The note bears interest at 8.5% per annum, with interest-only payments of $625, and the principal is due in a lump sum at maturity on January 1, 2027.

Details of the promissory notes' balances and maturities are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	For the Year Ended December 2023 Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Promissory Note	300,000	10%	2026	-	300,000	300,000	-	-	-	-	-
Promissory Note	75,000	8.50%	2027	-	75,000	75,000	-	-	-	-	-
Total				-	375,000	550,000	-	-	-	-	-

5 Year Debt Maturities

	Amount
2025	-
2026	300,000
2027	75,000
2028	-
2029	-
2030 and Beyond	-
Totals	375,000

NOTE 6 – EQUITY

The Company has authorized 3,330,000 common shares with a par value of $0.0001 per share upon incorporation in June 2023, which was subsequently increased to 12,000,000 shares with the same par value later in 2023. As of December 31, 2024, 11,050,000 shares were issued and outstanding, up from 11,040,000 shares as of December 31, 2023.

Voting: Each outstanding common share is entitled to one vote per share on matters submitted to a vote of shareholders, except as otherwise provided in the Bylaws or Articles of Incorporation. Shareholders may vote all or a portion of their shares on a proposal, and in director elections, are entitled to cumulate votes in accordance with statutory requirements.

Dividends: Dividends on common shares, if declared by the Board of Directors, may be paid in cash, property, or additional shares of capital stock, subject to applicable law and the Articles of Incorporation. The Board may establish reserves prior to dividend declaration for contingencies, repairs, or other purposes deemed beneficial to the Company.

The Company has authorized 29,970,000 preferred shares with a par value of $0.0001 per share upon incorporation in June 2023, which was subsequently decreased to 8,000,000 shares with the same par value later in 2023. As of December 31, 2024, 1,948,837 shares were issued and outstanding, up from 1,420,502 shares as of December 31, 2023.

Voting: Preferred shareholders have no voting rights.

Dividends: No specific dividend rights are provided in the Bylaws. Dividends, if any, are subject to declaration by the Board of Directors and applicable law.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 11, 2025, the date these financial statements were available to be issued.

Subsequent to year-end, the Company issued two promissory notes: a $100,000 note bearing interest at 8.5% maturing on January 18, 2030, and a $55,000 note bearing interest at 10% maturing on January 18, 2026. Both notes require monthly interest-only payments, with the principal due in full at maturity.

Management has evaluated subsequent collections on significant outstanding receivables through December 5, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.